Exhibit 99.4

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-182617 and 333-189844) on Form S-8 of Neptune Technologies & Bioressources Inc. of our audit report dated June 7, 2017, on the consolidated financial statements which comprise the consolidated statements of financial position as at March 31, 2017 and February 29, 2016, the consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for the thirteen-month period ended March 31, 2017 and the year ended February 29, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information and our report dated June 7, 2017 on the effectiveness of internal control over financial reporting as of March 31, 2017, which reports are included in the annual report on Form 40-F of Neptune Technologies & Bioressources Inc. for the fiscal year ended March 31, 2017, and further consent to the use of such reports in such annual report on Form 40-F.

/s/ KPMG LLP*

June 29, 2017

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A119178

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